ATTORNEYS

November 2, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0406
Attention:	Stephen Krikorian
Accounting Branch Chief

	Re:	NWH, Inc,
Form 10-K For the Fiscal Year Ended October 31, 2004
Form 10-Q For the Fiscal Quarter Ended January 31, 2005
Form 10-Q For the Fiscal Quarter Ended April 30, 2005
Form 10-Q For the Fiscal Quarter Ended July 31, 2005
File No.: 000-26598

Greetings:

We are in receipt of the Commission’s letter of comment, dated October 25, 2005, and, on behalf of NWH, Inc. (“NWH” or the “Company”), have the responses set forth below.

Form 10-Q for the Quarterly Period Ended April 30, 2005

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Use of Non-GAAP Financial Measures, page 22

As stated in our previous response, the chief operating decision maker (CODM) changed to using the current measure of ENS’ segment profit (loss) in the quarter ended July 31, 2005 due to the repayment of all debt to outside parties and the related elimination of interest expense in May 2005 and the normalization of depreciation and amortization expense.  The CDOM used the previously disclosed measure of segment profit (loss) to assess the performance of ENS and to decide how to allocate resources for the year ended October 31, 2004 and subsequent quarters prior to the quarter ended July 31, 2005.  The Company will elaborate on this change in its next Form 10-K filed for the year ended October 31, 2005 in order to clarify the reason for the change in our segment measure.

I enclose a statement from the Company acknowledging that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Commission staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking and action with respect to the filing; and

•                  The Company may not assert staff comments in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

488 Madison Avenue • New York, N.Y. 10022 • Phone (212) 736-1000 • (212) 478-7200

Fax (212) 478-7400 • Email: thefirm@hahnhessen.com

Please contact the undersigned at (212) 478-7250 if you have any comments regarding the foregoing or need additional information.  We would appreciate receiving any further comments at your earliest convenience.

Very truly yours,

S/JAMES KARDON

James Kardon

Enclosures
cc:	Terrence S. Cassidy
McGladrey Pullen LLP

ACKNOWLEDGMENT OF NWH, INC.

I, Terrence S. Cassidy, the Chief Executive Officer of NWH, Inc. (the “Company”), acknowledge that:

1)              I have reviewed the letter dated November 2, 2005 filed by the Company’s counsel in response to the Commission’s comment letter dated October 25, 2005 concerning the following filings: Form 10-K For the Fiscal Year Ended October 31, 2004, Form 10-Q For the Fiscal Quarter Ended January 31, 2005, Form 10-Q For the Fiscal Quarter Ended April 30, 2005, and Form 10-Q For the Fiscal Quarter Ended July 31, 2005.

2)              The Company is responsible for the adequacy and accuracy of the disclosure in the filings; Commission staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking and action with respect to the filings; and the Company may not assert staff comments in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

NWH, Inc.
Date: November 2, 2005	By:	/s/ TERRENCE S. CASSIDY

Terrence S. Cassidy
Chief Executive Officer